

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

Mail Stop 3720

March 12, 2009

Roland F. Bryan
Chief Executive Officer
MachineTalker, Inc.
513 De La Vina Street
Santa Barbara, CA 93101

> **Re:** **MachineTalker, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 11, 2009**
> **File No. 0-49805**

Dear Mr. Bryan:

This is to confirm that we completed our review of your information statement and have no further comments at this time.

Sincerely,

/s
Celeste Murphy
Legal Branch Chief

Cc: Mark Richardson
    Via facsimile (310) 393-2004